SEC Mail Processing
MAR 02 2023
Washington, DC

23002716

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SpareBank 1 Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3225 Turtle Creek Blvd - Suite 704
(No. and Street)

Dallas	TX	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Clayton Lau, President — 212-861-6633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert C. Lau, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SpareBank 1 Capital Markets, Inc., as of December 31, 20 22, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEMARCUS HARRIS
Notary Public, State of Texas
Comm. Expires 06-08-2025
Notary ID 133144104

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SpareBank 1 Capital Markets, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2022

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of SpareBank 1 Capital Markets, Inc. as of December 31, 2022, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of SpareBank 1 Capital Markets, Inc. as of December 31, 2022 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of SpareBank 1 Capital Markets, Inc.'s management. My responsibility is to express an opinion on SpareBank 1 Capital Markets, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to SpareBank 1 Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of SpareBank 1 Capital Markets, Inc.'s financial statements.

The supplemental information is the responsibility of SpareBank 1 Capital Markets, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as SpareBank 1 Capital Markets, Inc.'s auditor since 2022.

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 26, 2023

SpareBank 1 Capital Markets, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Current Assets		
Cash	$	372,115
Cash - segregation in compliance with federal regulation		100,000
Accounts receivable - related party		25,000
Prepaid Expenses		3,298
Total Assets	$	500,413

LIABILITIES AND STOCKHOLDER EQUITY

Current Liabilities		
Accounts payable and accrued liabilities	$	628
Total Liabilities		628
Commitments and Contingencies (Note 7)		
Stockholder Equity		
Common stock, no par value		
1,000 authorized, 1,000 isssued and outstanding		565,612
Accumulated deficit		(65,827)
Total Stockholder Equity		499,785
Total Liabilities & Stockholder Equity	$	500,413

See accompanying notes.

SpareBank 1 Capital Markets, Inc.

STATEMENT OF OPERATIONS

Year Ended December 31, 2022

REVENUES		
Services income - related party	$	300,000
Realized loss on failed to deliver		(12,087)
		287,913
OPERATING EXPENSES		
Payroll and employee benefits		253,014
Professional Fees		12,250
Regulatory Fees		2,072
Technology & communications		10,338
Occupancy		3,370
General & Administrative		18,933
Total Expenses		299,977
Net Loss	$	(12,064)

See accompanying notes.

SpareBank 1 Capital Markets, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

Year Ended December 31, 2022

	Common Stock			Accumulated	Stockholder
	Shares	Amonut		Deficit	Equity
Balance at December 31, 2021	1,000	$	565,612	(53,763)	$ 511,849
Net Loss				(12,064)	(12,064)
Balance at December 31, 2022	1,000	$	565,612	$ (65,827)	$ 499,785

See accompanying notes.

SpareBank 1 Capital Markets, Inc.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(12,064)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:		
Realized loss on aged fail to deliver		12,087
(Increase) Decrease in Operating Assets:		
Accounts receivable - related party		15,000
Prepaid expenses		(1,052)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued liabilities		9
Accrued income tax liabilities		(1,415)
Net cash provided by operating activities		12,565
Net increase in cash and Cash-Segration in Compliance with Federal Regulations		12,565
Cash and Cash-Segration in Compliance with Federal Regulations, Beginning of Year		459,550
Cash and Cash-Segration in Compliance with Federal Regulations, End of Year	$	472,115
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	1,415
Cash paid for interest	$	-

See accompanying notes.

1 Organization and Nature of Business

SpareBank 1 Capital Markets, Inc. (the Company) is a wholly owned entity of SpareBank 1 Markets AS a Norwegian entity, the "Parent Company". The Company was founded in 2010.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

2 Summary Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows and Cash-Segregation in Compliance with Federal Regulations

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2022.

Cash is held at a high credit quality financial institution and is insured by the Federal Deposit Insurance Corporation.

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulatory purposes, relating to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2022 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Revenue Recognition

The Company earned service fees performed under an agreement with its Parent Company which was the sole source of revenue for the Company. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and a given contract's identified performance obligations are satisfied. Economic factors can impact the nature, amount, timing and uncertainty of revenue and cash flows. There were no unsatisfied performance obligations at December 31, 2022.

(f) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due (if any). No recognition for uncertain tax provisions have been included because the Company believes there are none.

Certain transactions of the Company may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholder's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2022. This determination will always be subject to ongoing evaluation as facts and circumstances may require.

The Company has net operating loss carry forwards that may be offset against future taxable income. The loss carry forwards at December 31, 2022 total approximately $12,050, and may be carried forward indefinitely. Deferred income taxes have not been provided for this temporary difference as they are not considered significant.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2022.

(g) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2022, the Company had net capital of $471,487, which was $221,487 in excess of its required minimum net capital of $250,000. The Company had an AI/NC ratio of 0.1332 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Leases

The Company conducts its operations from facilities that are provided by the Officer on a month to month basis.

Rent expense for the year ended December 31, 2022 was $3,350.

5 Concentrations and Economic Dependency

The Company's revenues consist of service fees as discussed in Note 2 above. Pursuant to the terms of the Amended and Restated Research Services and Agency Agreement it will remain in effect until terminated by either party with thirty days prior written notice..

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts through December 31, 2022 and believes it is not subject to any significant credit risk.

6 Fair Value

Cash, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2022 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2022 or during the year then ended.

8 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2022 the Company had implemented such policies and procedures.

10 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of January 26, 2023 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2022

SpareBank 1 Capital Markets, Inc.

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2022

Schedule I

NET CAPITAL

Assets	$	500,413
Less: Liabilities		(628)
Total Stockholder Equity Qualified for Net Capital		499,785
Deductions and/or Charges		
Accounts receivable - related party		25,000
Prepaid expense		3,298
Net Capital	$	471,487
Computation of Alternate Net capital Requirement: 2% of combined aggregate debt item as shown in the formula for reserve requirements pursuant to Rule 15c3-3	$	-
Minimum dollar net capital requirement - the hreater of 6-2/3% of aggregate indebtedness of $638 or $250,000	$	250,000
Excess Net Capital		221,487
NET CAPITAL		471,487
AI/NC Ratio		0.1332%
Non A.I. Liabilities		0.00

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2022)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	471,487
Net Capital, per above		471,487
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2022.

SpareBank 1 Capital Markets, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2022

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c-3-3 under Section (k)(2)(i) for A and B. Therefore the following reports are not presented.

A) Computation for Determination of Reserve Requirements

B) Information Relating to Possession or Control Requirements

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder and Board of Directors of
SpareBank 1 Capital Markets, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) SpareBank 1 Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which SpareBank 1 Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(i), (the "exemption provisions") and (2) SpareBank 1 Capital Markets, Inc. stated that SpareBank 1 Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. SpareBank 1 Capital Markets, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SpareBank 1 Capital Markets, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 26, 2023

SpareBank 1 Capital Markets, Inc.

Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2022

SpareBank 1 Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief; the Company states the following:

SpareBank 1 Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Statement was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal period without exception.

SpareBank 1 Capital Markets, Inc.

I, Robert C. Lau, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By: Robert C Lau

Robert C. Lau
President